                                                               EXHIBIT 99.(b)(2)


                                  Appraisal of



                                  SUPER 8 MOTEL
                             11011 NE Holman Street
                                Portland, Oregon










                          [PICTURE OF SUBJECT PROPERTY]

                                    APPRAISAL



                                       OF



                                  SUPER 8 MOTEL

                             11011 NE Holman Street
                                Portland, Oregon



                                     AS OF:



                                 January 1, 1999



                                 AUTHORIZED BY:



                                  Karl Schaffer
                         U.S. Bancorp Appraisal Division
                               Seattle, Washington



                                  PREPARED BY:



                               E. Bates McKee, MAI




                                 MCKEE & SCHALKA
               Real Estate Appraisal Services & Consultants, Inc.
                          701 Fifth Avenue, Suite 6750
                            Seattle, Washington 98104



                               REFERENCE NO. 8220

                                 McKEE & SCHALKA

               REAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.

             701 Fifth Avenue, Suite 6750, Seattle, Washington 98104

                   Telephone (206) 348-8909 Fax (206) 386-5777



                                December 29, 1998

Karl Schaffer
Senior Income Property Appraiser
U.S. Bancorp, Appraisal Division
1301 Fifth Avenue, Mezzanine Level
Seattle, Washington



 NAME:                       PORTLAND SUPER 8 MOTEL

 DESCRIPTION:                80-ROOM LIMITED SERVICE MOTEL

 ADDRESS:                    11011 NE HOLMAN STREET

 MUNICIPALITY:               PORTLAND, OREGON

 REAL PROPERTY DESCRIPTION:  MULTNOMAH COUNTY PARCEL NO. R-6433-0070, R6433-0170

 OTHER PROPERTY DESCRIPTION: PERSONAL PROPERTY TAX ACCOUNT NUMBER P-090900600


 MCKEE & SCHALKA    8220

 REFERENCE NO.:

 USBADW FILE NO.:            A98-531


Dear Mr. Schaffer:

We have prepared the attached appraisal report for the subject property. The subject is an 80-unit lodging facility which is located at 11011 NE Holman Street in Portland, Oregon. The purpose of this appraisal is to estimate the Market Value of the fee simple interest of the subject property. The definition of Market Value used in this appraisal is found in the Appraisal Description of the attached report.

Transmittal Letter
Super 8 Motel, Portland, OR
McKee & Schalka Reference No.:  8220
December 29, 1998
Page 2

The accompanying complete appraisal report has been prepared in conformity with the Uniform Standards of Professional Appraisal Practice (USPAP) and the Appraisal Standards implemented by the Financial Institutions Reform, Recovery, and Enforcement Act of 1989 (FIRREA). This appraisal has been prepared in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute, and is subject to the Assumptions, Certification & Limiting Conditions contained in this report, as well as specific assumptions contained herein. This report has also been prepared in accordance with the appraisal guidelines of U.S. Bancorp. I am a Washington State Certified General Real Estate Appraiser (License No. MC-KE-EE-B443RF), appraising in Oregon under Temporary Practice Permit No. TNR0547.

I have personally inspected the subject property. Significant information and assistance have been provided by other sources, including sources cited herein, and by other associates of McKee & Schalka, Inc. As a result of our investigation and analysis, our conclusion is:


                                       Effective                    Value
Description                            Valuation Date               Conclusion
-----------                            --------------               ----------
Market Value - Fee Simple Estate       1/1/99                       $5,300,000


The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $160,000, which includes personal property of $110,000.

Respectfully submitted,



E. Bates McKee, MAI

                  CERTIFICATION, DISCLOSURE AND USE RESTRICTION

CERTIFICATION

I CERTIFY THAT, TO THE BEST OF MY KNOWLEDGE AND BELIEF:

o       The statements of fact contained in this report are true and correct.

o The reported analyses, opinions, and conclusions are limited only by the reported assumptions and limiting conditions, and are my personal, unbiased professional analyses, opinions, and conclusions.

o I have no present or prospective interest in the property that as the subject of this report, and I have no personal interest or bias with respect to the parties involved.

o My compensation is not contingent upon the reporting of a predetermined value or direction in value that favors the cause of the client, the amount of the value estimate, the attainment of a stipulated result, or the occurrence of a subsequent event.

o My analyses, opinions, and conclusions were developed, and this report has been prepared, in conformity with the Uniform Standards of Professional Appraisal Practice.

o I have made a personal inspection of the property that is the subject of this report.

o No one provided significant professional assistance to the person(s) signing this report, with the exception of other associates of McKee & Schalka, Inc.

o The reported analyses, opinions and conclusions were developed, and this report has been prepared, in conformity with the requirements of the Code of Professional Ethics and the Standards of Professional Appraisal Practice of the Appraisal Institute.

o The use of this report is subject to the requirements of the Appraisal Institute relating to review by its duly authorized representatives.

o As of the date of this report, Mr. E. Bates McKee, MAI has completed the requirements of the continuing education program of the Appraisal Institute.

o The appraisal assignment was not based on a requested minimum valuation, a specific valuation, or the approval of a loan.

RESTRICTION UPON DISCLOSURE & USE:

Disclosure of the contents of this appraisal report is governed by the By-Laws & Regulations of the Appraisal Institute.

Neither all nor any part of the contents of this report (especially any conclusions as to value, the identity of the appraiser or the firm with which
(s)he is connected, or any reference to the Appraisal Institute or to the MAI designation) shall be disseminated to the public through advertising media, public relations media, news media, sales media or any other public means of communication without the prior written consent and approval of the undersigned. No part of this report or any of the conclusions may be included in any offering statement, memorandum, prospectus or registration without the prior written consent of the appraiser. This appraisal is intended for use only by the client identified in the Transmittal Letter, and may not be transmitted or communicated to any other party without the specific written permission of McKee & Schalka, Inc.

-------------------------------
Signature of Appraiser

                   GENERAL ASSUMPTIONS AND LIMITING CONDITIONS

The attached report may only be used or reviewed in its entirety. No individual pages, portions, analyses or conclusions may be separated from the complete report or verbally disseminated without transmittal of the entire report. The report is intended solely for the review and use by the client identified in the Transmittal Letter, and may not be transferred to any other party without the specific written permission of McKee & Schalka, Inc. Certain aspects of the report (including analysis methodology, spreadsheets, textual formatting and content) are considered the exclusive intellectual property of McKee & Schalka, Inc.
All rights are reserved.

The following General Assumptions and Limiting Conditions are supplemented by additional specific assumptions and limiting conditions identified in the attached report.

It is assumed that there are no hidden or unapparent conditions of the property, subsoil, structures, or environment (including asbestos, formaldehyde, radon, soil contamination, structural conditions, legal compliance including zoning and Americans With Disabilities Act compliance, title or legal conditions, mineral or other valuable conditions or rights, or unknown soils, hydrological, or environmental factors) that render it more or less valuable. We have no expertise in any of these areas, and we specifically counsel the client to perform additional investigation by qualified experts. No responsibility is assumed for such conditions or for arranging the studies that may be required to discover them.

The liability of McKee & Schalka, Inc. and its employees is limited to the client only, and only to the extent of the fee actually contracted for.

The value conclusions are the result of integration of the entire appraisal process, including multiple methodologies, approaches and analyses. Any specific errors or omissions may or may not change the value conclusions.

The appraiser is not required to give further consultation, testimony or attendance in court by reason of this appraisal unless arrangements have been previously made.

The information furnished by others is believed to be reliable, but no warranty is given for its accuracy.

The forecasts, projections and estimates contained in this report are based on current market conditions, anticipated short-term supply and demand factors, and a stable economy. These forecasts are, therefore, subject to changes with future conditions. The analyses and conclusions are valid only as of the date of transmittal of the report.

The appraiser has made no survey of the property and assumes no responsibility in connection with such matters. Any sketch or identified survey of the property included in this report, is only for the purpose of assisting the reader to visualize the property.

No responsibility is assumed for the legal description or for matters including legal or title considerations. The property is appraised free and clear of any or all liens or encumbrances, unless otherwise stated. Title to the property is assumed to be good and marketable.

Responsible ownership and competent management are assumed.

The allocation of total value to land, buildings, or any fractional part or interest as shown in this report, is invalidated if used separately or in conjunction with any other appraisal.

                           TABLE OF CONTENTS AND INDEX

                                 [Not included]

                            LISTS OF MAPS AND FIGURES

                                 [Not included]

                        SUMMARY OF IMPORTANT CONCLUSIONS


NAME OF SUBJECT PROPERTY:                         SUPER 8 MOTEL - PORTLAND
ADDRESS:                                          11011 NE HOLMAN STREET
MUNICIPALITY:                                     PORTLAND, OREGON
KING COUNTY PARCEL NOS:                           R-647333-0070 R-647333-0170 P-09090-0600
PROPERTY DESCRIPTION:                             80-ROOM, 3-STORY LIMITED-SERVICE MOTEL
CONSTRUCTION:                                     WOOD FRAME
SIZE:                                             31,915SF GBA
AGE:                                              1984
CURRENT STATUS:                                   OPERATED AS FRANCHISE AFFILIATED SUPER 8 MOTEL
APPRAISER:                                        E. BATES MCKEE, MAI
MCKEE & SCHALKA REFERENCE NO.:                    8220
USBADW REFERENCE NO.:                             A98-531
EFFECTIVE DATE OF APPRAISAL:                      1/1/99
DATE OF REPORT PREPARATION:                       12/29/98
PROPERTY RIGHTS APPRAISED;                        FEE SIMPLE ESTATE
PURPOSE AND USE OF APPRAISAL:                     ESTIMATE MARKET VALUE FOR ASSET EVALUATION
TYPE OF APPRAISAL:                                COMPLETE
TYPE OF REPORT:                                   SELF-CONTAINED
SIGNED CERTIFICATION:                             ATTACHED
ASSUMPTIONS AND LIMITATIONS:                      ATTACHED
SCOPE OF APPRAISAL:                               COMPREHENSIVE     DATA    COLLECTION;     SALE
                                                  COMPARISON AND INCOME APPROACHES USED
HIGHEST AND BEST USE:                             CONTINUED   MAINTENANCE   AND   OPERATION   AS
                                                  FRANCHISE-AFFILIATED LODGING FACILITY
SALE COMPARISON APPROACH VALUE:                   $5,200,000
INCOME APPROACH VALUE:                            $5,330,000)
RECONCILED VALUE ESTIMATE:                        $5,300,000 ($66,250/ROOM))


COMMENTS

The subject of this appraisal is the 80-room Super 8 Motel located Portland, Oregon. This is a 3-story, wood frame, limited-service motel. The property was constructed in 1984. It has been well maintained and managed. Typical of other Super 8 properties the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration.

The improvements are located on a 3.43-acre site. The site is located on Holman Street directly adjacent to both Interstate-205 and NE Airport Way at the Portland Airport freeway interchange just east of the Airport at the northeast comer of the Portland Metropolitan Area. This location has developed substantially over the past decade and has experienced a significant increase in new hotel supply. This includes 5 new hotels built since 1994, with 2 other new properties currently under construction in close proximity, to the subject property. The near-term future will likely see occupancies decline somewhat for existing properties, and it is evident that competition will be substantial. The subject benefits considerably from its site, which is larger than needed for the primary building improvements. The additional vacant land is used for airport parking, with hotel guests offered free airport parking under the "Park and Fly" program. This bolsters demand for the subject, which had an exceptionally high occupancy rate of 82.6% in the last 12 months, at an average daily rate (ADR) of $59.27. We have forecast 1999 occupancy for the subject at 79% with an ADR of $58, which results in a decline in total rooms revenue because of the increasing competition.

As the basis for the valuation of the property we used the Sale Comparison and Income Approaches and did not use a Cost Approach. For an existing established motel property of this size and age, purchasers are primarily interested in the income characteristics and the market price for similar properties. For the Sale Comparison Approach we reviewed a wide variety of hotel transactions in Washington and Oregon, and used five for direct comparison with the subject. The subject would be marketable if available for sale, and we have placed some emphasis on the indications from this approach. The Income Approach is considered compelling, based on detailed income and expense history for the subject property over the past several years and a reasoned local and regional market analysis. In the end, we gave consideration to both approaches in our final value estimate.

                               SUBJECT PHOTOGRAPHS














                                  [photo here]








                   SUBJECT PROPERTY - PORTLAND SUPER 8 MOTEL.
            ENTRANCE DRIVE FROM HOLMAN STREET WITH LONG-TERM AIRPORT
                                  PARKING AREA.










                                  [photo here]









                            LOBBY AND RECEPTION AREA.

                                  [photo here]









                      TYPICAL GUEST ROOM BEFORE RENOVATION.










                                  [photo here]









                      TYPICAL GUEST ROOM AFTER RENOVATION.
         RENOVATION IS PLANNED FOR MOST ROOMS AND COMMON AREAS IN 1999.

                                  [photo here]









         ONE-BEDROOM MANAGER'S APARTMENT UNIT (NOT CURRENTLY OCCUPIED).










                                  [photo here]









                                    ENTRANCE.

                                  [photo here]









 VIEW TO SOUTH FROM ENTRANCE, SHOWING LONG-TERM AIRPORT PARKING AREA, WITH VAN
                        SHUTTLE SERVICE TO THE AIRPORT.










                                  [photo here]









        EAST ENTRANCE DRIVE SHOWING INTERSTATE-205 INTERCHANGE TO WEST.

                              APPRAISAL DESCRIPTION


IDENTITY OF PROPERTY

The subject is an existing 80-room lodging facility known as the Portland Super 8 Motel. It is located at 11011 NE Holman Street in Portland, Oregon.

LEGAL DESCRIPTION

We have not been provided with a title report for the subject property. The property is legally described as Multnomah County tax lots R-64733-0070, R-64733-0170, and personal property account #P-090900600. I assume that there are no easements or unapparent title or legal considerations which affect the value or utility of the subject site.

PURPOSE OF APPRAISAL

The purpose of this appraisal is to estimate the Market Value of the subject property. The following is the definition of Market Value according to OCC Regulation 12 CFR Part 34.42:

        "Market Value means the most probable price which a property should bring in a competitive and open market under all conditions requisite to a fair sale, the buyer and seller each acting prudently and knowledgeably, and assuming the price is not affected by undue stimulus. Implicit in this definition is the consummation of a sale as of a specified date and the passing of title from seller to buyer under conditions whereby:

        (1)     Buyer and seller are typically motivated;

        (2) Both parties are well informed or well advised, and each acting in what they consider their own best interests;

        (3)     A reasonable time is allowed for exposure in the open market;

        (4) Payment is made in terms of cash in U.S. dollars or in terms of financial arrangements comparable thereto; and

        (5) The price represents the normal consideration for the property sold unaffected by special or creative financing or sales concessions granted by anyone associated with the sale."

FUNCTION OF APPRAISAL

It is our understanding that the function of this appraisal is to assist in decisions regarding financing and asset valuation of the property.

PROPERTY RIGHTS APPRAISED

This is an appraisal of the fee simple interest of the subject property.

UNAVAILABILITY OF INFORMATION

We have not been provided with an environmental report, title report, structural inspection, report or a hydrologic or soils report. We are not expert in any of these areas, and generally rely on the technical reports of qualified personnel. We specifically assume that there are no unapparent conditions which affect the value or utility of the property.

ADA COMPLIANCE

We have not been provided with any information regarding the compliance of the subject property with the Americans With Disabilities Act (ADA). As a public lodging facility, the property may be expected to meet increased standards for access and other accommodation. ADA compliance standards are evolutionary, and subject to legal and practical interpretation, and some future continued cost and upgrade for the subject would be expected. We have considered these issues in our valuation of the property. We are not experts in ADA compliance issues and specifically assume that there are no unapparent conditions with regard to ADA compliance which affect the value or utility of the property.

ASSUMPTIONS AND LIMITING CONDITIONS

This appraisal is subject to the General Assumptions and Limiting Conditions found at the beginning of this report, as well as specific assumptions noted herein.

SCOPE OF APPRAISAL

This appraisal is not limited in scope, and uses both the Sale Comparison and Income Approaches to value. The Cost Approach has not been employed in our valuation process. Current purchasers of similar properties are primarily interested in the income characteristics of the property, and focus on the Income Approach and Sale Comparison Approach when determining an appropriate purchase price. Also, the age of the improvements and subsequent renovation make an exact estimation of accrued depreciation unreliable. Therefore the Cost Approach has not been used, since it would not have had any bearing on the reconciled market value for the property.

COMPETENCY

I am competent to appraise the subject property. I have considerable experience in the analysis and valuation of lodging facilities throughout the region, and have appraised other lodging facilities in the subject's market area. Please refer to the Scope of Appraisal, the Appraiser's Qualifications and Experience Data in the Addenda, and the research and presentation embodied in this report for verification of competency.

HISTORY AND CURRENT STATUS OF PROPERTY

The building improvements were constructed in 1984. The property has been owned continuously and operated as a Super 8 Motel since the time of the original construction. The subject was offered for sale in 1998, along with a portfolio of about 25 other Super 8 properties located in Washington, Oregon and Alaska, with an asking price of about $91 million. It is our understanding that several parties expressed interest in the properties, with the highest offer at about $81 million. This interest did not result in either transaction or indications for individual properties, and the interested parties bidding on the portfolio are different than the likely purchaser profile for the subject property individually. The properties are not currently offered for sale, and we are not aware of any current or pending purchase offers, listings, or agreements.

REASONABLE EXPOSURE TIME AND MARKETING TIME

The value conclusion in this report is as of the effective date of this appraisal, and assumes that a reasonable exposure time has preceded that effective date. Thus the value is consistent with expected transaction on that effective date after prior marketing. Exposure time is the period of time that would reasonably have preceded transaction of the property at the appraised value on the date of appraisal. The reasonable marketing time discussed in this section is that period which would be expected to be incurred to market the property in the current environment as of the date of the appraisal report, with the marketing to occur subsequently. Thus the value conclusion is not necessarily the subsequent value that would be anticipated for transaction of the property after the future marketing period.

It is our conclusion that the subject property would be marketable if available for sale. The improvements are about 14 years in age, and appear to have been well maintained. The subject is planned for a significant renovation to most of the rooms and common areas in 1999, and should continue to be competitive within its market segment for the foreseeable future. The quality and limited-service orientation make it attractive to the owner-operator segment, who continue to be active in the hotel market.

Regionally there continues to be significant sales activity for this property type. Over the past several years the market activity of hotel properties increased, as REITs and other entities had increased interest. More recently this institutional interest declined over the last half-year. While interest from this segment of purchasers declined, smaller income investors and owner operators continue to be active.
On a single-property basis the subject property would be quite marketable.

Negative factors include new construction of competitive hotel properties in the immediate and surrounding market, and a relatively slow rate of demand growth in the last year, which will likely lead to a corresponding decrease in occupancy. The subject, while having a proven income stream, is likely to experience a decline in gross revenue. A positive factor is the good on-site parking facilities, providing a guest amenity that is valuable and not typical of most competing properties.

After consideration of these factors we have estimated a marketing and exposure time of one year or less, and the value conclusion is consistent with that estimate.

DATE OF INSPECTION

December 22, 1998

DATE OF APPRAISAL PREPARATION

December 29, 1998

EFFECTIVE DATE OF VALUE ESTIMATE

January 1, 1999

                                NEIGHBORHOOD MAP

                                   [Not shown]

                         NEIGHBORHOOD AND LODGING MARKET

REGIONAL OVERVIEW

The subject is near the Portland International Airport in the city, of Portland Oregon. Portland is the largest city in Oregon and is located in Multnomah County. The Portland Area is best described as the Portland PMSA, which includes five Oregon Counties; (Clackamas, Multnomah, Washington, Yamhill, and Columbia) and one in Washington (Clark). The populations as of July 1997 for Portland and its PMSA are below. For a more in-depth discussion of the Portland area please refer to the Portland Metropolitan Area Description located at the end of this report.


                      City of Portland      508,500
                      Multomah County       639,000
                      Portland PMSA       1,779,200


In the Portland PMSA population increased 69.2% between 1980 and 1990, and a further 32.2% increase between 1990 and 1997. Population is forecast to increase 18.7% in the next five years. These exceptional and sustained growth levels have largely fueled this rapidly expanding economy.

The unemployment rate for the Portland/Vancouver PMSA is as of November 1998 is 4.3%, .2% above the national average. This compares to the Portland/Vancouver PMSA as of November 1997 which was 3.9%. This compares with the state of Oregon at 5.4%, which is consistent with the historical trend of lower unemployment in Portland relative to Oregon averages.

The Portland area has also experienced significant increases in median household income. Average income in 1990 of $31,067 per family. This increased to about $41,058 in 1997, a 32% rise over seven years, and 11% above the national average. Median household income is forecast to increase an additional 19% in the next five years, indicating continuing economic growth.

NEIGHBORHOOD OVERVIEW

Please refer to the neighborhood map on the facing page for visualization of the location of the subject within this neighborhood. The subject is located in the northeast area of the city of Portland. The subject is located at the southeast corner of the Interstate 205/NE Airport Way Interchange. This location is about two miles east of the Portland International Airport, and five miles northeast of the Portland Central Business District. Please refer to the subject property, photos, and the facing Neighborhood Map for better visualization of the subject property's location and neighborhood.

The major industry in the subject neighborhood is the Portland International Airport owned by the Port of Portland. The Port is in the midst of creating a master plan for the

Portland International Airport. This plan is going to guide development of the Airport for the next twenty years. In 1996 the Airport had 12.6 million passengers, 242,000 tons of air freight, and 310,000 operations. They have estimated that in 2020 the Airport will have 29 million passengers, 823,000 tons of air freight, and 505,000 aircraft operations. Creating the need for a master plan.

Over the past five fiscal years (July-June) Portland International Airport has seen substantial growth in both passenger and air freight activity. The chart below shows activity from 1993 to 1998.

                    [Chart of airline activity not included]

As you can see over the 5 year period air passenger travel increased 38.5% and air freight increased 47.5%. Both show substantial increase over the 5 year period. The largest carriers as of October 1998 are; Alaska/Horizon (34.4%), United Airlines (18.1%), and Delta (15.9%). Major carriers make up 55.2%, National carriers with 23.8%, and regional carriers with 21%.

Recently the Port approved the PDX light rail project. This project will connect the Airport to the existing Tri-Met light rail system. The project is going to extend the rail 5.5 miles to the airport at a cost of $125 million. The project is scheduled to be completed in the fall of 2001.

The largest arterial in the neighborhood is Interstate 205. The subject is visible from 205 and the following is the average weekday crossings over the last four years. As the chart shows the traffic counts have been substantially increasing over the past four years.

                     [chart of traffic counts not included]

The subject is also greatly influenced by the conventioneers and tourists to the Portland area. In 1997 the revenues from the Oregon Convention Center fell 17 percent from 1996 to 1997. Portland Oregon Visitors Association (POVA) credits this loss to the lack of large meeting space. The convention center is still active, but it primarily caters to the smaller regional

                          PORTLAND AIRPORT HOTEL MARKET

                                 [not included]
conferences, not the larger higher income producing conventions. A planned 180,000sf additional exhibition, meeting and ballroom space could substantially boost revenues generated by the center.

The immediate neighborhood surrounding the subject was essentially undeveloped 15 years ago when the subject property was constructed. The historical nature of the neighborhood was low-lying and relatively undeveloped land along the Columbia River, used primarily for agriculture for older, light-industrial uses. The Columbia River borders this area to the north, and the entire corridor along the Columbia River is completely diked and constantly pumped and drained to provide the potential for development. Interstate 205, which is a major bypass route for Interstate 5 through Portland, was completed about 20 years ago, and considerably improved the access to the area. Access to the Portland central business district is also quite direct via Interstate 84.

The area surrounding the subject property was annexed and slated for urban renewal, with a long-term goal of providing additional employment. The area along NE Airport Way, the major arterial which the subject fronts along, is the primary commercial corridor that has been developed. The subject was one of the first new developments in this area. Since then, numerous hotels, restaurants, retail stores, commercial and office improvements have been constructed in the immediate vicinity. The immediate surrounding uses include a major Thrifty car rental facility with substantial long-term parking, and the new 205 Airport Way Business Park which has just been completed to the southeast of the subject. A new 94-room Sleep Inn hotel and has just started construction adjacent to the east of the east entrance drive of the subject. Older surrounding uses are primarily light industrial in nature. Other uses within close proximity along Airport Way east of 1-205 include about seven other hotels as subsequently described, a Shari's restaurant, a large tenant retail center, Burger King, McDonald's, multi-tenant retail centers, and newer office and industrial improvements. The subject has an excellent location within this neighborhood, representing the comer of the I205/Airport Way interchange, and thus the closest and most visible property to the Airport, with the other commercial development extending to the east along airport way. However, the access to the subject is indirect, requiring two right hand turns onto Holman Road.

Overall the subject has a strong location within this neighborhood. The direct highway visibility and good access are positive factors for a lodging facility, as is the proximity to numerous restaurants and other services. Also the proximity to the Portland International Airport is a positive factor for the subject.
The continued development of this area of Portland is expected.

OVERVIEW OF LODGING MARKET

The area lodging market is characterized by modem limited service properties, particularly in the immediate vicinity of the subject. The subject Airport Way submarket serves the airport, and most of the hotels have been built m just the past several years.

The figure on the facing page chronicles the history of construction in this market. Only 280 rooms (including the

                       HISTORY OF HOTEL/MARKET ROOM SALES

                                 [Not included]
subject) existed in 1990. Today that figure has nearly tripled to 798, and by the Year 2000 there will be at least 1,143. The surrounding Columbia Corridor submarket contains about 2,500 rooms and is also witnessing growth in supply, while the Airport West market has about 2,000 rooms. The recent completion of the Embassy Suites west along Airport Way near the airport is a significant addition to the full-service market. The type of facility in the immediate vicinity of the subject is relatively homogeneous, with limited service or limited food service properties predominant.

HISTORY OF HOTEL/MOTEL ROOM SALES

The figure on the facing page summarizes the history of hotel and motel room sales revenues for the city of Portland and Multnomah County over the last 12 years. The source of these figures is the State of Oregon's Hotel/Motel Tax Revenue Reports. The individual annual figures show significant variation. This is the result of numerous factors, including fluctuations in conventions, tourism, and weather related factors. In addition, the figures reflect actual room revenue tax collections from the facilities rather than tax obligations, which sometimes results in individual variations due to delinquent tax revenue collections.

As the figures show, the overall lodging market has shown increases over this entire period, averaging about 8.6%/year. The average change over the last four years has been 9% with a slight decline in the last two years to 8.8%.

These figures need to be viewed in the historical context of substantial increases in supply over the past 5 years. As will be subsequently outlined, five new hotels have opened since 1994, adding approximately 50% to the competitive supply in this market. During this period the room revenue has increased only about 9%, resulting in a substantial decline in revenue for existing facilities. This is reflected both in declining occupancies in this market, and in average daily rate (ADR) increases that have been more modest than in most markets in the region. This market-wide decline in occupancy has not been reflected at the subject. This is largely a result of the very successful Park and Fly program in place at the subject. This program works because of the relatively large site area at the subject and will be further discussed in the Income Approach section of this appraisal. Still, the subject will eventually be impacted by the new supply and overall flat revenue statistics for this market.

Other indications of regional trends comes from a review of Trends in the Hotel Industry, a publication by PKF Consulting most recently dated October 1998. This survey, summarized on the facing page includes properties in both the Washington and Oregon markets. The Oregon State and Suburban Portland lodging market had an average occupancy of 66.5% and 68.3% for the first 10 months of 1998, which is down about two percentage points from a year previously. The average daily room rate increased from $79.50 to $80.37 in the Suburban Portland market over this time frame. This increase was the result of the newer facilities coming on line. The overall effect was a decline in average Revenue per Available Room (RevPar) of 2.6% from the same period in 1997. Figures for Oregon State also showed declines but on a smaller scale.

In summary the subject submarket showed the most significant declines in RevPar of any area of

               HOTEL ROOM REVENUE HISTORY IN THE PACIFIC NORTHWEST



                                 [not included]

Oregon State and also the region as a whole. This situation would be expected to continue to decline as additional construction continues to come on line.

NEW SUPPLY

The most recent new supply in the subject market was the additions of the Fairfield Inn and the Silver Cloud which added a total of 208 rooms in 1996. There are a total of 244 rooms currently under construction. There are the Hilton Gardens and the Sleep Inn both of which should be completed later this year. In addition there are 101 rooms proposed for the Extended Stay America.

Given the relatively flat room revenue figures for Portland, further increases in supply in the short to medium term are unlikely. Although some of the newer properties appear to be performing well, (most notably Holiday Inn Express and Oxford Suites), the average occupancy in this market has declined substantially. Given the relatively stable demand segments and very modest historical ADR increases, new construction does not appear feasible at this time, and this situation is unlikely to change within the next few years.

NORTHWEST SUPER 8 STATISTICS

Please refer to the figures on the facing page which show the operating statistics for 22 Washington and Oregon Super 8 properties under the same management as the subject. The exhibit shows the occupancies, ADR, and RevPar for the period Nov. 1997 - Oct. 1998, and also compares these with the previous 12 months. These chain-wide statistics show an average RevPar of $28.37 over the past 12 months, which is down 1.1% over the previous figures. The average chain-wide occupancy was 56.8% which is considerably less than the subjects 82.6% occupancy over this period. The ADR at the subject was also higher than average at $59.27. This results in the highest RevPar in the chain at $48.93.

CONCLUSION AND FORECAST OF SUBJECT ROOM REVENUE

All of the indications show a very flat lodging market in Portland, with gradual increases in demand and ADR, but declining RevPar for existing properties. This has resulted from oversupply of new hotel rooms over the past several years, which has resulted in declines in occupancies at existing facilities with generally higher ADRs. It is expected that this trend will continue as new supply continues to come on line.

Over the last year, the subject averaged 82.6% occupancy at an ADR of $58.92, with a calculated RevPar of $48.64. For an 80-room limited service property constructed 14 years ago, without elevators, a pool or complementary breakfast, these figures are exceptional, and above economic levels. In particular, the occupancy is anomalously high. The RevPar at this property is the highest of any of the 23 Super 8 properties under the same management. Considering the likely impact of new construction in this market, without substantial overall market growth, these levels are not sustainable. Of the properties currently under construction, the Sleep Inn

                      WASHINGTON AND OREGON SUPER 8 MOTELS

                         1997-1998 OPERATING STATISTICS

                                 [not included]
nearly adjacent will be particularly competitive with the subject, both because of its normally low rate structure combined with a new facility, and because of its physical proximity. Potential guests coming along Airport Way or Holman will be faced with a significant alternative. In any case, some aggressive rate-cutting is already evident in this market, and more rooms will have a negative effect on the market at-large. Although the subject is somewhat buffered by being at the lower end of the Airport Way market, and by having the amenable and cost-effective Park & Fly program, decline in both occupancy level and room rate is likely in i999. Until the market stabilizes the level of potential decline is uncertain.

FORECAST OF ADR AND OCCUPANCY

After considering the specific history at the subject property, supply and demand forces within this market, evidence from other Super 8 motels, and indications from the competitors, we have made the forecast of Year 1 ADR and occupancy for the subject as follows; For the year 1999 we have forecast the subject's ADR at $58.00. This represents modest decrease over the most recent 12 months figures. We have forecast occupancy for this time period at 79.0%. This represents a moderate reduction from the current most recent 12 months occupancy. This combination of factors results in a RevPar of $45.82, a decline of about 6% from the last year. Some additional decline may be anticipated in the next year also as the full impact of new construction is felt.

                                    SITE MAP

                                 [not included]

                                SITE DESCRIPTION

LAND AREA AND SHAPE                 Please refer to the Site Map on the facing
                                    page. The subject property is a fairly
                                    T-shaped parcel. Although the subject
                                    property fronts along NE Airport Way to the north, legal access is obtained from NE
                                    Holman Street and 112th Avenue NE. Both of these access points require turning from Airport Way onto Holman Street about one block southeast of the subject. The subject property also fronts along the Interstate
                                    205 right-of-way to the northwest, which has a full interchange with NE Airport Way.
                                    According to the Assessor records, the total land area of the subject site is 3.43 acres or 149,411sf. Of this, about half of the area is directly associated with the hotel improvements, while a large rectangular area to the south and a smaller triangular area to the east are used for long-term parking.

ACCESS & STREET FRONTAGE            Valley Mall Boulevard, adjacent to the north
                                    of the subject property, is a 3-lane major arterial roadway. It has a full interchange with Interstate 82, which is adjacent to the east of the subject property. Primary access to the subject is provided from Rudkin Road, a 60' wide minor arterial located 200' west of the subject. The 40'-wide paved access easement area provides the direct access to the subject site from Rudkin Road.

TOPOGRAPHY                          & SOIL CONDITIONS The subject site is level
                                    and at grade with the surrounding streets.
                                    It is currently developed with the existing
                                    3-story motel building. We have not been provided with a soils report for the subject property. We assume that the sub-surface soils are adequate to support the existing improvements, and that there are no unapparent drainage or soil problems.

ENVIRONMENTAL CONDITIONS            We have not received any information
                                    regarding environmental conditions at the subject site. We are not experts in these areas, and it is a specific assumption of this report that there are no unusual environmental conditions which materially impact the value or utility of the property.

UTILITIES                           The subject property is fully serviced by
                                    public utilities including water, sewer, electricity, telephone and cable television.

ZONING According to the Assessor records, the subject property is zoned GM and M-2 in the City of Portland.


ASSESSMENT AND TAXES                Land and Improvements           $2,831,760
                                    Personal Property:               $129,930
                                                                    ----------
                                    Total:                          $2,961,690

                                    1998 Property Taxes:            $60,316.99
                                    Average Tax Rate:                   2.0366%

SUMMARY                            The subject site is a fully functional
                                   commercial site.

                                    SITE PLAN

                                 [not included]

                            IMPROVEMENTS DESCRIPTION

GENERAL DESCRIPTION

The following description of improvements is based on our inspection of the subject improvements, as well as review of available plans and discussions with the subject property owners and managers. The Site Plan on the facing page shows the lay out of the improvements on the subject site. Please refer to the subject photographs at the beginning of this report which also show these Improvements. Copies of the available building plans are provided at the end of this section.

OPERATOR

The subject property is operated as a Super 8 Motel franchise.

GENERAL DESCRIPTION OF THE IMPROVEMENTS:

The Portland Super 8 Motel is a 80-room, 3-story, average-class motel. The primary improvements were built in 1984. The gross building area is 31,915sf or 399sf/room. Typical of other Super 8 properties, the subject has fairly small rooms and limited common areas, and a functional layout with an interior entrance configuration. The property includes substantial excess parking area in the south portion of the subject site with about 265 parking spaces total.

GUEST ROOMS

There are a total of 80 guest rooms. These rooms are divided between 44 doubles, 35 singles and one suite. Typical single rooms are about 12' x 22', with a total room area of between 263sf and 301sf. Typical double rooms are about 12' x 26', for a typical area of 312sf to 320sf. The average is about 295sf per room. am additional 1-bedroom manager's apartment unit is situated on the top floor, and is not currently occupied.

INTERNAL LAYOUT, PUBLIC CIRCULATION & FACILITIES

The motel building is three stories, with the lobby, registration area and administrative offices at entrance level, between the ground level and the first level. The upper floors are accessed via internal stairways on the east and west ends of the buildings. The rooms are situated on either, side of the central corridor on each floor, with the single rooms mostly on the south side, and the doubles on the north side. Other public areas include a meeting room and guest laundry facilities.

STRUCTURE

The foundation is a steel-reinforced concrete slab on matt and spread footings. The building is wood frame.

EXTERIOR WALLS

The exterior walls are 7/8" stucco, over 2' x 4' studs on 16" centers. Windows are double-pane insulated glass.

INTERIOR WALLS & PARTITIONS

Interior walls are gypsum wallboard covered with thin-wall plaster. Part walls consist of gypsum wallboard over RC channels, with batt insulation and thin-wall plaster exterior.

FLOOR COVERINGS, CEILINGS & LIGHTING

Average-quality wall-to-wail carpet is the floor covering in the quest rooms and public areas, including the lobby and registration area, administrative offices, stairs and hallways. Vinyl flooring is the floor covering in the guest bath-rooms, laundry room and other motel service areas. Ceilings are gypsum wall-board with thin plaster covering in most areas. Lighting fixtures are generally incandescent In the guest rooms, with both incandescent and fluorescent lighting in the public areas.

ROOF

Tiled roof surface on a pitched deck.

DOORS & WINDOWS

The entrance doors are self-closing plate glass doors set in aluminum frames. Interior doors are solid-core and hollow-core wood, with metal frames. Exterior windows are double-pane glass in aluminum frames.

FIRE PROTECTION

Heat sensors connected to a central alarm system, with individual smoke detectors in each guest room.

HEATING, VENTILATION & AIR-CONDITIONING

Individual through-wall air conditioning units in the guest rooms.

ROOM FURNISHINGS

Typical room furnishings include beds with frames and headboards, a straight-back seat and an arm chair, a vanity unit, a color television set, fixed and movable lights, art work, and an oak-framed mirror. The single rooms also include a table. These furnishings are custom built, and appear to be attractive and durable.

OTHER FEATURES

The subject improvements are generally of good quality and-attractive in appearance. Although Super 8 Motels offer relatively low room rates and basic amenities, compared with full-service motels and hotels, the quality of construction and detailed amenities are superior to budget-class motels. The average guest room size of the Portland Super 8 is about 295sf, somewhat larger than the 250sf typical for a budget motel. Soundproofing is very, good with light- weight concrete floors, and good soundproofing of party, walls. The extensive and secure excess paved parking area is a substantial and desirable amenity in this market. The lack of elevator or indoor pool are functional deficiencies for this property. Both the building itself and the furnishing and fixtures are attractive in appearance and should be durable over time.

RENOVATION AND CAPITAL IMPROVEMENT HISTORY

The subject improvements appear to be in fair condition and we are not aware of any areas of deferred maintenance. Much of the furnishings and floor coverings are dated and m need of replacement or modernization, and a substantial renovation is scheduled for 1999, at a likely cost of about $200,000. We have been provided with a summary, of expenditures on the property over the last four years. The following table summarizes these amounts.


        YEAR                             AMOUNT
        ----                             ------
       1995                             $42,745
       1996                             $36,887
       1997                             $28,854
       1998                              $2,649
                                       --------
       Total                           $101,135
                                       --------
       Per Room                          $1,264


The subject also includes a 1996 Ford 12-passenger van with about 200,000 miles. Based on our analysis of cost new and the information above, we have estimated the contributory value of F,F&E at $160,000 or about $2,000/Room, including 5110,000 in personal property value.

EFFECTIVE AGE/REMAINING ECONOMIC LIFE

The average age of the subject is about 14 years which is consistent with our conclusion of the effective age of the improvements. According to the Marshall Valuation Service, the total useful life of the subject improvements would be estimated at 35 years. Therefore, the remaining economic life is estimated at 21 years, although ongoing modernization will likely extend that period.

SUMMARY

The improvements consist of a Super 8 Motel with an average effective age of about 14 years. The property has a fairly standard configuration for a limited-service motel, with three floors of guest rooms on either side of a central corridor. The property, is generally attractive in exterior appearance and includes a large amount of parking, with about 180 spaces more than would be required for the stand-alone hotel operation.

Guest rooms have a standard configuration and moderately small sizes which are typical for a property with this orientation. The property appears to be in good condition for a motel of this age and has had significant recent expenditures on rooms and common area maintenance. With ongoing maintenance, the property should continue to be functional and competitive within its market segment.

                        BLUEPRINT OF BASEMENT FLOOR PLAN

                                 [not included]

                     [1st Floor Plan -Architectural Drawing]

                        [North Elevation/South Elevation

              West Elevation/East Elevation Architectural Drawing]

         [Employee Wash Room/Office Cabinets/Typical Room HVAC Locations

       Laundry Shelves/Lobby Area Plan/Laundry Plan-Architectural Drawing]

                              Highest and Best Use

"Highest & Best Use" is defined by the Appraisal Institute as:

1) The reasonable and probable use that supports the highest present value of vacant land or improved property, as defined, as of the date of the appraisal

2) The reasonably probable and legal use of land or sites as though vacant, found to be physically possible, appropriately supported, financially feasible, and that results in the highest present land value.

3)      The most profitable use.

The concept of Highest and Best Use is based on the most profitable and valuable use. The Highest and Best Use must meet four criteria: it must be physically possible, legally permissible, financially feasible, and maximally productive.

Highest and Best Use As If Vacant and Unimproved

The subject site is a regularly shaped, 3.43-acre site which is relatively flat and fully usable. It has a fairly unrestrictive zoning designation, and both the physical characteristics and the zoning would allow a variety of uses. The property is located in an established commercial area which is associated primarily with the nearby Airport and Interstate-205 freeway interchange. There are a wide variety of commercial and service-oriented establishments immediately surrounding the subject, including family and fast-food restaurants, service stations, stand-alone retail buildings and shopping centers, lodging facilities, and other uses.

The size of the site would allow most forms of stand alone retail uses. Given the specifics of the site, the highest and best use would be a use that benefits most directly from the freeway exposure or airport area. This would include some form of lodging facility, development or restaurant use. Both the size and orientation of the site make it suitable for these types of uses. In addition, there is ample evidence of both .types of uses in the immediate vicinity of the subject.

After considering all of this evidence, it is our opinion that the highest and best use for the subject property as if vacant and unimproved would be for eventual development with retail or hotel improvements.

Highest and Best Use As Currently Improved

The site is currently improved with a 80-room, 3-story, limited-service lodging facility. The effective age of this property is about 14 years with a substantial 21 year estimated remaining useful life. The property is planned for substantial upgrading of rooms and common areas in the near future, and is in good condition.

Although upcoming additions in supply may result in reduced occupancy, the property still has very strong operating statistics, and generates income greatly in excess of the current land value of the site. The property is fully functional in design, and differs relatively little from newer limited-service facilities of this price classification that have been recently constructed. The improvements are in reasonably good condition with no major items of deferred maintenance noted. With continued ongoing maintenance and periodic F,F,&E upgrades, the improvements should continue to remain competitive within its market segment for the foreseeable future.

Given these factors, it is our opinion that the highest and best use for the subject property as currently improved is for continued maintenance and operation as a franchise affiliated lodging facility.

                          [Sale Comparison Photographs]

                      [Sale Comparison Photographs - cont.]

                       [Sale Comparison Photographs-cont.]

                              [Sale Comparison Map]

                         [Sale Comparison Summary-chart]

                            Sale Comparison Approach

The Sale Comparison Approach uses analysis of sales of comparable improved properties to derive units of comparison that are then used to indicate value for the subject. Our search for sales was broad, including most major markets in Oregon and Washington State. Our selection of comparisons included considerable emphasis and understanding from the sales of properties we have previously appraised. The primary units of comparison in this analysis are price per room, price per square foot, and gross income multiplier. In addition, we have analyzed the capitalization rates for these transactions, which will be used in the subsequent Income Approach analysis.

Please refer to the exhibit on the facing page, which summarizes five relevant transactions involving similar hotel properties. All of these transactions occurred in 1997 or 1998, and all represent transactions of essentially limited service motels. All are properties that bracket the subject in terms of size, age, affiliation, and location characteristics. Photographs of these comparisons and a map showing their location is found on the preceding pages, and additional details regarding these transactions is included in the Addenda.

Sale Comparisons

Sale No. t is the American Motor Inn, an unaffiliated 51-room property at the Western fringe of the Portland Metropolitan area. This 1985 property includes a restaurant that was leased for five years just before the sale, and a single-family residence. The analysis price has been adjusted down $500,000 to account for these improvements, isolating just the limited service hotel rooms. This analysis price of $2,110,000 (after adjustment) indicates physical parameters of $41,373/Room, and $79/sf. This property does substantial corporate business with the surrounding large companies, providing discounted rates for longer stays and return business. Based on the reported occupancy rate of over 65% at an average daily rate out $42, this property, and had a revenue per available room (RevPar) of about $30, which is considerably lower than the subject property at $48.93. Essentially, the subject addresses a higher rate market near the Portland airport, and has exceptionally high occupancy at over 80%. Thus the subject rooms should be more valuable than this comparison property. Based on the reported income at or before sale, the Gross Income Multiplier (GIM) is calculated at 3.8. Based on an estimated expense level of 55% excluding franchise fees or reserves, and some trending up of income to provide a future forecast. The Net Operating Income divided Analysis Price than indicates a Cap Rate of 12.0%. The subject property is physically superior to this property, with better operating performance also, and is thus more valuable.

Sale comparison No. 2 represents an offer for 2 Silver Cloud Inns, both located in Portland. Please refer to the detailed data sheets for description of the two properties individually. Collectively these properties comprised 183 rooms, in a newly constructed and modem configuration, and with a relatively high average area per room. The substantial offer of $16,200,000 was received within the last two months. One of these properties is just on the other side of Airport Way from the subject. These properties are physically superior to subject property,, and had higher RevPar. The offer indicates relatively high valuation of nearly $90,000/room, $159/sf, and a 4.5 GIM. The projected cap rate is about 10.4%. The subject is clearly inferior both physically and in income characteristics to these properties, and downward adjustment from these indications is appropriate.

Sale No. 3 is the Comfort Inn, situated at the north end of Vancouver near the intersection of Interstate 205 and Interstate 5. This 58-room property is the physically very similar to the subject, although was considerably newer at the time of sale. It sold in June 1995 for $2,800,000, or about $48,000/room. The property had a than lower financial performance than the subject, but was physically superior. In general, the market has improved since that time, and some upward adjustment is appropriate.

Sale No. 4 is the 89-room Best Western, located near the I-5 highway interchange in Tumwater, Washington. This property was newer with a construction date of 1992, but otherwise physically the most similar to the subject property. It recently transacted in June 1998 for just over $5 million, or about $58,000/room. Although its income was slightly lower, the prospects for increases in this market appear better than for the subject market, and only a modest upward adjustment is indicated.

Sale No. 5 is the 103 room Best Western in Lynnwood, Washington, at the north end of the Seattle Metropolitan Area. This older 1977 property sold in July 1997 for $7,200,000. However, it had considerable excess land, realistically valued by the buyer and contributing $1,750,000 to the value. After downward adjustment for this factor, the analysis price indicates a value of about $53,000/room, or $101/sf. Because of the older property, and because of some vulnerability in the market, the indicated capitalization rate is relatively high at 12.1%. Some upward adjustment is indicated for the subject which is newer and has slightly better financial performance.

Sale Comparison Approach Conclusions

The subject property is an older but relatively modem limited service property. It has a well established income, which is likely to decline in the future because of a relatively stagnant market and new construction. Positive factors include the significant competitiveness it has relative to other nearby properties because of the provision of on-site land used for Airport parking. Negative factors include the fact that many of the nearby properties are newer and more modem than the subject but have very, similar competitive rates, and that the new 94-room Sleep Inn is now under construction nearly adjacent to the subject and should be a substantial direct competitor. A purchaser of the subject would be aware of these factors in establishing a price.

Most recent purchasers of limited service hotels have been individual owner-operators, who may own one or several facilities. They often buy properties based on the gross income characteristics, and subsequently self-operate and manage the properties, sometimes with and sometimes without franchise affiliation. Thus a motel property, represents an opportunity and a business venture of a manageable scale. Individually, the subject is too small to appeal to an institutional investor. Although the interest from the institutional and REIT segments in purchasing hotels has diminished substantially in the last year, other market interest in smaller lodging properties has remained fairly strong resulting in a stable and active market throughout 1998. The subject is relatively valuable at about $5 million, and is at the top end of the owner-purchaser range. It may also appeal to an experienced operator of multiple properties, both because of its good location and relatively high value, but this segment is more cautious at this time and in this kind of situation. Based or. all of this evidence we have concluded that the subject would be marketable if available for sale.

The sale transactions bracket the property, in terms of physical characteristics, market characteristics and income characteristics. Sale No. 1 appears anomalously low at $41,000/Room, while Sale 2 is anomalously high at $88,000/Room. While these are both Portland properties, they represent opposite ends of the spectrum for limited service properties in terms of location, quality and financial performance, and purchaser profile. The subject should fall near the middle of the range of these comparisons. The other three properties all provide more consistent indications, ranging from $48,000/Room to $58,000/Room. Although 3 and 4 are physically similar to the subject, the subject has valuable additional land that generates revenue from parking and is in a higher rate and more desirable market, and thus is more valuable than these indications.

For many smaller properties purchasers talk about Gross Income Multipliers
(GIM), as they are most interested in the gross income characteristics. In urbanized areas, newer limited service properties are purchased on a GIM of about 4.2. Properties of about 10 years old may have a value of about 4.0 GIM, while properties older than 15 or 20 years may have a GIM of 3.7 or less. Older properties require a greater level of maintenance, and often require immediate capital expenditure for deferred maintenance, and thus the gross income is than less valuable than for a new property. Finally, in secondary non-urbanized locations, the GIM may be reduced by .2-.5.

All of the sales provide some meaningful indications. All of these transactions occurred in 1997 and 1998, and all are generally similar limited-service facilities. In addition, we had good information regarding the income characteristics at most of these properties, which .gives greater reliability both to the market value conclusions and the indications for required capitalization rates.

The sale comparisons indicates a value of about $65,000/room, or about $5,200,000 in total. This is at the high end of the range of the indications on a price/sf basis, at $163/sf, but this is reasonable considering the additional revenue from the parking land and the efficient configuration from smaller rooms. As a final check of reasonableness we have considered the GIM of 3.6 which this value conclusion represents. While the comparisons range from 3.6-4.5, we note that the other high-revenue older property in an urban location (Sale 5) indicates 3.6, and this appears reasonable. In summary,, the value indicated by the Sale Comparison Approach is $5,200,000.

Capitalization Rate

In the subsequent Income Approach analysis, the value has been estimated based on a capitalization of forecast year 1 net operating income (NOI). The capitalization rate expresses the relationship between the property's NOI and sale price. For determining the appropriate capitalization rate for the subject we have considered the indications from the sale comparisons as previously described.

The appropriate capitalization rate to be applied to a specific property depends on a wide variety of factors. These include the age of the property and expected near-term future capital costs, which are not reflected in any one year's net operating income. These rates are also affected by longer term income characteristics relative to the actual or forecast income at the time of sale. In addition, the required capitalization rate is strongly impacted by a potential purchaser's perception of volatility or risk in the future income characteristics, as well as the likely future marketability of the property.

For the subject, positive factors include the established income, good location, good reputation and return visitation, and the parking land which makes the otherwise higher than typical subject rates reasonable. Negative factors which would tend to increase the required capitalization rate include the competitive market with new facilities under construction, including a substantial potential competitor next door, and the older age and somewhat less functional configuration of the subject.

In specific terms, the sale comparisons have indicated capitalization rates in a range from about 10.0% to 12.1%. The higher cap rate indications come from properties that were older or in more vulnerable markets. After consideration of all of these factors, we have estimated 11.5% as the appropriate capitalization rate to be applied to the subject's income before reserves.

                         [Rental Comparison Photographs]

                      [Rental Comparison Photographs-cont.]

                              [Rent Comparison Map]

                           [Rental Comparisons-chart]

                                 Income Approach

The purpose of the Income Approach is to value an income property by analyzing likely future income and expenses to the property. In this case we have employed a Direct Capitalization Analysis, by dividing a annual forecast Year 1 net operating income (NOI) by an appropriate capitalization rate.

We have relied on a variety of sources as the basis of the forecast of NOI, including an analysis of the subject's historical income and expense. Please refer to exhibits on the following pages, which summarize the detailed expenses for the subject over the past two years, as well as a breakdown of the income on a month-by-month basis from 1994 to the present. We have also specifically compared the subject's operations with other properties in this market. We have also used expense comparisons for forecasting individual expense items, which are also summarized in an exhibit on a following page. Finally, we have considered the broader supply and demand forces at work within this specific lodging market and throughout the region. Please refer to the Lodging Market section for a detailed discussion regarding the factors which influence room sales, as well as historic and likely future trends in this area. Based on this evidence we have made a forecast of income and individual expense items for the subject property, which is found at the end of this section.

Please refer to the exhibit on the facing page. This shows the relevant details regarding the four other properties we have used for direct comparison. These include the two other competitive properties at the subject's interchange, as well as two other Portland Airport facilities that provide "Park & Fly" facilities. Photographs of these properties as well as a map showing their location relative to the subject are found on the previous pages.

Rental Comparisons

Rental Comparisons 1 and 2 are both nationally affiliated properties in close proximity to the subject. They are newer and more functional, but do not provide any long term parking. There is some seasonality in this market,, and the rates shown are the rates at the time of my survey in December 1998, with summer rates typically $5-$10 higher. In general, this market appears to be characterized with substantial discounting from the newer properties in the vicinity of the subject, possibly due to the low season but also because of sluggish growth last season and the pending new openings. Both the Fairfield and Comfort Suites are new fully functional properties. The asking discounted rates below $60, in the general vicinity of the subject rates, represent aggressive pricing.

Rental Comparison No. 3 is the Travelodge, on Sandy Boulevard at the next [-205 interchange south of the subject. This older commercial market also serves the airport, representing the existing market before construction of the highway, and this considerably older property is dearly dated and inferior to both the subject and the other properties along Airport Way. In this case, the property offers Park & Fly rates as with the subject, and thus is similar other than

                      [Monthly Rooms Revenue History-Chart]
its age and dated configuration and location. The asking rates range from $45-$50, slightly below the subject. However the Park & Fly rate is higher at $57 for 5 free days.

Rental Comparison 4 is one of the newest property in the Airport market, having opened only a year ago. The Alderwood Inn is above typical for services, with complementary full breakfast, and relatively spacious common areas including an indoor pool. Discounted rates are currently $59. The Park and Fly facilities are extensive, however the rate for up to 5 free days is $79. The $,59 rate is very competitive, and highlights the current aggressive market.

Subject Room Rates

The subject property currently has rack or asking rates of $59.88 for a 1-person single room, and $68.88 for a 2-person double room. The only standard discount offered is the VIP plan, which results in a 10% discount off rack rates to a rate of $53.98 single. Since enrolling in the VIP plan has a nominal cost that is about commensurate with the discount the first time it is used, almost all rooms are sold at the 10% discounted rates. Summer rates are traditionally several dollars higher.

According to the manager, over 90% of rooms are sold to people using the Park & Fly facilities. This typically return business segment would originate either in Portland or elsewhere in the Pacific Northwest. Since Portland is an international airport, the surrounding competing airports are SeaTac in Seattle, and to the south in California, so the geographical draw to the airport is extensive. Local parking is tight and rates have escalated, with the airport offering about $10 for long term rates. Nearby the subject, Thrifty also offers long term parking with van shuttle service, at rates of $6.95/day self-serve, and $8.95/day valet. In summary, the subject parking facilities are significant, increasing both room rates and occupancy. The subject effectively includes free parking with a room sale, with over 5 days available to guests at $4.50/day. Non-guests can also use the facilities for $7.50/day. At the time of my visit, the parking facilities of about 165 spaces were virtually full, primarily from guests. Thus the site may appear to have excess land, but it is my conclusion that the long term parking in association with the hotel is the most financially productive highest and best use for this !and. It provides considerable revenue to the property, mainly in the form of increased occupancy and higher rates for rooms sold to Park & Fly guests. The fact that the subject has the highest occupancy rates in this market underscores the positive attributes of the parking amenity, but also carries a risk of future loss in a more competitive environment. Fortunately, local competition does not typically have extensive parking facilities. It appears that the nearby Sleep Inn under construction will have very limited parking. After considering this factor, the subject rates are consistent with those offered by the nearby competitive properties, and the subject rate structure appears reasonable and at market.

Monthly Rooms Revenue History

The figures on the facing page indicate the average occupancy, average daily rate, and revenue per available room on a month-by-month basis for the property since January 1994. Below each

                        [Income & Expense History-chart]
table are the figures for the one-year period November 1997 through October 1998 as well as for the previous 12-month period. Over the last year, the subject averaged 82.6% occupancy at an ADR of $58.92, with a calculated RevPar of $48.64. For an 80-room listed service property constructed 14 years ago, without elevators, a pool or complementary breakfast, these figures are exceptional, and above economic levels. In particular, the occupancy is anomalously high. The RevPar at this property is the highest of any of the 23 Super 8 properties under the same management. Considering the likely impact of new construction in this market, without substantial overall market growth, these levels are not sustainable. Of the properties currently under construction, the Sleep Inn nearly adjacent will be particularly competitive with the subject, both because of its normally low rate structure combined with a new facility, and because of its physical proximity. Potential guests coming along Airport Way or Holman will be faced with a significant alternative. In any case, some aggressive rate--cutting is already evident in this market, and more rooms will have a negative effect on the market at-large. Although the subject is somewhat buffered by being at the lower end of the Airport Way market, and by having the amenable and cost-effective Park & Fly program, decline in both occupancy level and room rate is likely in 1999. Until the market stabilizes the level of potential decline is uncertain.

Forecast of ADR and Occupancy

Please refer to the Market Analysis, in which the broader supply and demand forces and factors which influence room sales in this market are discussed. After considering the specific history at the subject property, supply and demand forces within this market, evidence from other Super 8 motels, and indications from the competitors, we have made the forecast of Year 1 ADR and occupancy for the subject as follows; For the year 1999 we have forecast the subject's ADR at $58.00. This represents modest decrease over the most recent 12 months figures. We have forecast occupancy for this time period at 79.0%. This represents a moderate reduction from the current most recent 12 months occupancy. This combination of factors results in a RevPar of $45.82, a decline of about 6% from the last year. Some additional decline may be anticipated in the next year also as the full impact of new construction is felt.

Income and Expense Forecast

Please note the figures on the facing page which summarize the income and expenses for the subject over the past two years. An exhibit on the following page summarizes individual income and expense items for two other similar Super 8 motels, and an average for a survey of similar properties in the United States in 1997. These properties bracket the subject in terms of ADR and occupancy, as well as in terms of age and overall quality. Together, these indications and the preceding discussion form the basis for our income and expense estimate for 1999.

The subject history is summarized from detailed accounting provided by management. Expenses exclude interest, depreciation, and professional fees (generally accounting and legal), which are related to ownership and not real estate interests. The subject property is essentially owned and managed by a central organization that also operates about 25 other Super 8 Motels

                           [Expense Comparisons-chart]
in the Northwest. Thus it is not only part of the Super 8 franchise chain, but is also centrally operated and locally managed along with other properties. Certain expense items, such as many administrative expenses, marketing, and professional management are incurred off-site, and directly charged to the subject property and to the other properties under the same management. This allows for the good and cost-effective central administration, and quality control of operations.

The subject history and the comparison properties are analyzed not only on total dollars, but also on $/room, $/Room Sold, and % of Total Income. All of these units of comparison are considered and used in our following forecast. As previously discussed, we have forecast an ADR of $58.00 and a 79% occupancy, which results in a 1999 rooms revenue forecast of $1,337,994. Telephone income has been forecast at $0.30/room sold, while telephone expense has been estimated at $0.60/room sold, for a loss for this operated department. Other Income includes vending income, faxes, guest laundry, etc., and a substantial component of parking revenue from long-term parking for non-guests, representing more than 5% of total income at a forecast of $3.60/room sold.

Rooms expenses accounts for cleaning, supplies and front desk labor. Although this expense category is mostly variable with occupancy, larger properties are more efficient in this category because of the fixed cost of front desk labor. Also, some hotels account for on-site management and other labor in this category instead of in Administrative and General, where we have accounted for on-site management. These two expense categories should be viewed and analyzed together for full understanding of operations. We have forecast Rooms expenses at $2,700/room, or about $9.36/room sold. Administrative and General expenses include on-site managers, credit card discounts, supplies, business taxes, and direct reimbursement charges for offsite administration, training, hotel accounting quality control and other charges. Some of these offsite expenses relate to ownership accounting and would be expected to decline under generic individual ownership. The level of quality, control and administrative management for the subject is somewhat higher than typical. Although this maintains the long-term viability, of the property, many purchasers would plan on incurring less expense in the short term, and our forecast at 12.5% of total income considers these issues. The combined total of Rooms and Administrative & General appears reasonable and consistent with other properties. It should be noted that the shuttle van requires an additional full-time person around-the-clock, a labor expense not incurred for many other hotels.

Franchise fees are currently 5% of Rooms revenue. However, current fees for Super 8 and other similar franchises are higher, and the rates at the subject are "grandfathered" at a historically lower level. A new purchaser would recur a total franchise fee of 8% of Rooms, which is our forecast. A strong franchise affiliation is important in order to maintain market share in this competitive lodging market. Much of the subject's room sales come from the central reservations system, and the subject's strong name recognition and repeat business are significant factors that would not be possible without such affiliation. The forecast income implicitly assumes that such affiliation will continue, and would be lower if this expense item were reduced or eliminated.

Marketing has been estimated at $350/room, or $28,000 in total. This is somewhat higher than the recent historical expenses at the subject of less than $25,000/year. Given the increased competition in this market, it is our opinion that the subject will have to increase their marketing efforts in order to prevent further erosion of a market share. Operations and Maintenance have been estimated at $1,100/room. This is an item which varies considerably from property to property and from year to year. This expense forecast assumes ongoing maintenance on a stabilized basis, and accounts for the effective age of the property and the current condition of the improvements. Because of the good condition and recent renovation of the subject, a new purchaser may forecast less maintenance in the near term, but this stabilized forecast is consistent with a longer-term perspective. Energy and Utilities have been estimated at $675 / room.

Management is forecast at 4.0% of effective gross income, or about 557,000 annually. This accounts for professional management on top of direct charges, and is considered to be a typical level required for competent professional management for a property of this size and complexity. Taxes for real and personal property have been estimated based on the current tax assessment. Insurance for property has been estimated at $150/room, or $12,000.

The sum total of this expense forecast is $814,798, or $10,185/room. This is about 4% higher than the reported expenses for the property in the last 12 months. Overall, the expense ratio is about 57%, which is reasonable and typical for similar properties.

Net Operating Income Before Land Lease

Please note the exhibit on the facing page, which summarizes the forecast of income and expenses for the property as previously discussed. The Year i net operating income, before land lease or reserves, is forecast at $613,111.

Capitalization Analysis - Fee Simple Estate

The anticipated net operating income is divided by a capitalization rate which has been derived from an analysis of the sale comparisons. This rate as previously derived in the Sale Comparison Approach is 11.5%. Applying this rate to the forecast NOI results in an indicated Income Approach value of $5,330,000.

Replacement Reserves

Although net income from motel properties is often capitalized prior to deductions for replacement reserves, reserves are an important factor in motel ownership and requires careful consideration as it significantly impacts net cash flow. Reserves are required to replace items with shorter lives than the building itself. In the case of motels it relates primarily to the replacement of the furnishings, fixtures, and equipment (F,F,&E), carpet and flooring. A large portion of this takes the form of rooms furnishings which have a relatively short economic life span. In order for facilities to remain competitive, the economic life of these components would generally be considered to be in the range of five to ten years. The remainder of the F,F,&E costs involve items such as common area furnishings, front desk and administrative equipment, pool and spa equipment, etc.

These items generally have a longer economic life than the room furnishings, but shorter than the building as a whole. Other required reserve items include roof replacement, parking lot re-paving, and HVAC equipment. In consideration of these factors we have estimated required replacement reserves at 3% of total income, or $42,837 initially. Subtracting this figure from the forecast net operating income would result in a net cash flow of $570,274 before land lease. We note that based on the Income Approach value conclusion, the capitalization rate after reserves have been deducted is 10.7%

Income Approach Conclusion

In conclusion, the value indicated for the leasehold estate of the subject property, by the income approach is $5,330,000.

                     Reconciliation and Final Value Estimate

The values indicated by the two approaches used in this report are as follows:


Sale Comparison Approach - Leasehold Estate                       $5,200,000
Income Approach - Leasehold Estate                                $5,330,000


Reconciliation is the process of assigning different weight or emphasis to each of the approaches to valuation used in the report to arrive at a final value estimate. The primary considerations are the reliability of the data and the applicability, of each method for valuing the particular property.

In this case we had fairly good information regarding the sales of numerous lodging facilities to use for comparison. These included five sales of limited-service properties that are generally similar physically to the subject. All of these transactions occurred in 1997 or 1998 and no market conditions adjustment was considered necessary. The sales resulted in a fairly wide range in each of the units of comparison. After adjustment, the indications from this approach are considered fairly compelling with the subject within the range indicted by the comparisons. An additional adjustment to the Sale Comparison Approach was required for the leasehold position of the subject. Overall, we have given this approach significant weight in the final value conclusion. This approach also provides indications of general marketability and required income characteristics.

For lodging facilities, investors typically place a great deal of emphasis on the income producing capabilities of the property. This is particularly true as the properties get larger and the nature of likely purchasers tend to become more institutional. In this instance the physical characteristics of the subject would place it at the lower end of this spectrum with more likely desirability to potential owner operators. We have excellent detailed information regarding the subject's historical operating performance. This factor combined with confidential information from other similar properties and analysis of the broader supply and demand forces in this market results in a fairly reliable forecast of future net operating income. This, combined with strong information regarding required capitalization rates from the sale comparisons results in a fairly reliable Income Approach value estimate as well. Because of the reliability of the information considered in this approach as well as the relevance of the approach to many potential purchasers of the property we have placed a significant amount of weight on the indications of this approach in the final value conclusion.

In the final analysis we believe that both approaches were relevant and compelling, and have placed a considerable weight on the indications of each.

Description                                            Effective         Value
                                                  Valuation Date    Conclusion
                                                  --------------    ----------
Current Market Value - Leasehold Estate                   1/1/99    $5,200,000


The above value estimate is commensurate with a reasonable marketing and exposure time of one year. The market value includes furnishings, fixtures, and equipment (F,F,&E), including both permanently affixed real estate, and personal property. The contributory value of F,F,&E is estimated to be $160,000, which includes personal property of $110,000.

                                     ADDENDA

Authorization Letter
Hotel Sale Comparison Details
Portland Metropolitan Area Description
Appraisers' Experience & Qualifications

                              AUTHORIZATION LETTER

[US Bank letterhead]

December 9, i998



F. Bates McKee, MAI
McKee and Schaika
701 Fifth Avenue, Suite 5750
Seattle, Wa. 98104

RE:     Super 8 Motels

        USBADW Files A98 529 through 534

Dear Mr. McKee,

This letter will confirm our telephone conversation in which you agreed to prepare complete self-contained appraisal reports on the captioned properties. These reports should comply with Regulation 12 CFR Part 34 of the Office of the Comptroller of the Currency titled Real Estate Appraisals as revised in Federal Register Vol. 59. No. 108, dated June 7, 199_, and must comply at a minimum to the current Uniform Standards of Professional Appraisal Practice of the Appraisal Standards Board, which the regulation adopts in full.

Please note that your timely responses to issues raised in the review process is considered part of this appraisal assignment.

The subject property consists of existing Super 8 Motels located Federal Way, Sea-Tac, Bremerton, and Yakima Washington and Portland, Oregon.

The purpose of appraisal is to estimate market value for mortgage lending purposes.

Your report should provide tie following values of the subject's fee simple and leasehold values as appropriate:

        Market Value "as-is:"

A copy of this engagement letter must be included within the addenda of the appraisal report. Please include the license or certification numbers of all signatory appraisers on the letter of transmittal. Additionally, please state the registration number of any appraisal assistants who provide significant contribution to the analysis in the report.

If your appraisal report ;includes a Discounted Cash Flow model, please provide the name of your program and include a copy of your computer disk as part of your submission.

For additional subject property information please contact me following individuals:


                             Name                           Phone Number.
                             ----                           -------------
Property Background:         Karl Schaffer                   206-344-4551

Access Instructions          Jerry Whitcomb/(Owner)          360-943-8000

You agreed to deliver the completed appraisal report by December 31, 1998 and you estimated your fee not to exceed

Please inform me within five business days from the date of this letter if any subject property information needed to complete the assignment is not available. If you do not contact me within five business days, it will be assumed that you hay. all the required subject property information needed.

The placement of this appraisal assignment was partially based on your agreed delivery date. The Appraisal Division reserves the right to impose a penalty of $100 per day for each business day the appraisal is late. This penalty may be incurred unless you receive advance written authorization revising the delivery date.

Your fee will be paid upon the satisfactory review of the submitted appraisal report. If the appraisal report is cancelled at any time, you will be paid for your services to date,

Please send 10 original copies of the appraisal report, along with your invoice to rile address shown below:

              U.S.BANCORP APPRAISAL DEPARTMENT
              I301 Fifth Avenue, Mezzanine Level, WWH-411
              Seattle, WA 98101

You are not authorized to release any information regarding the content or conclusion of the appraisal report to anyone without prior written approval from U.S. Bancorp.

Any modification of this agreement, or necessary, deviation, must be specifically approved by the Appraisal Division.

As confirmation of receipt of this package and agreement with the aforementioned terms, please sign below and return to my attention.

Sincerely,

        /s/
-------------------------------
Karl Schaffer
Senior Review Appraiser
U.S. BANCORP APPRAISAL DEPARTMENT



cc: Don Henry, WWH-784



Agreed and approved:


-------------------------------              --------------
       (Signature)                               (Date)

                        [HOTEL SALE COMPARISON DETAILS]

                         Hotel Sale Comparison Number: 1

Name:             American Motor Inn - 3333 SW 198th

City:             Aloha       County: Washington       State: OR

Location:         North side of TV Highway west of Beaverton at the fringe of the Portland Metropolitan area.

Legal Desc:       Parcel No. R035956/R0357t16

Rooms:            51    Gross SF Area: 32,941

Age:              1985    Stories: 3

Description:      Interior entrance average-class property, unaffiliated.
Property includes older house of 1,117sf, and restaurant that was leased for 5 years just before sale at modest rate. Estimated adjustment to hotel operation only about $500,000 for these components.

Income Data:      Occupancy rate 65%-68%, at A/DR of $42 = RevPar of about $30.
Much of the business is corporate with surrounding businesses. Purchased by owner. Expenses estimated at 55% excluding franchise fee or reserves, income trended up 5% for analysis of cap rate.

Document Price:   $2,610,000 Analysis Price: $2,110,000

Date:             02-27-98     Document No.: 98-019285

Buyer:            American Hospitality Investments, Inc.

Seller:           Hong Kyoo & Ock Kim

Source:           Various

Sales Data:       Cash equivalent

Per Room:         $41,373     Per sf GBA: $79.23

Cap. Rate:        12.0%     EGIM: 3.8

Remarks:          Price/sf includes all buildings.

                         Hotel Sale Comparison Number: 2

Name:             Silver Cloud Inns - 1949 NW 24th & 11815 NE Glenn Widing Dr.

City:             Portland    County: Multnomah    State: OR

Location:         1 mile NW of CBD in commercial neighborhood, and 1 mile E of
Airport in developing commercial zone near 1-205.

Legal Desc:       Metes and Bounds on file

Rooms:            183    Gross SF Area: 101,999

Age:              1992 & 1996    Stories: 4

Description:      2 properties: 3-story wood frame interior entrance with
structured parking built in 1992 with 81 Rooms, and 4-story interior entrance built in 1996 with 102 rooms and indoor pool. Excellent condition and appearance.

Income Data:      Avg. 76.4% at $70.36 ADR = Revpar of $53.75. Misc. income with estimated 60% expenses including 7% professional management and franchise/affiliation fee, no reserves. Trended forward 5% for cap. rate analysis.

Document Price:   $16,200,000     Analysis Price: $16,200,000

Date:             10-15-98        Document No: Offer

Buyer:            Confidential

Seller:           Silver Cloud

Source:           Owner and Broker

Sales Data:       Properties were offered for sale for higher price. refused offer.

Per Room:         $88,525    Per sf GBA: $158.83

Cap. Rate:        10.4%    EGIM: 4.51

Remarks:          Withdrawn from market.

                         Hotel Sale Comparison Number: 3

Name:             Comfort Inn - 13207 NE 20th Ave.

City:             Vancouver    County: Clark    State: WA 1 block west of I-5 at
I-5/I-205 freeway interchange

Legal Desc:       Map 3NIE26-NE T.L.147

Rooms:            58    Gross SF Area: 33,364

Age:              1990    Stories: 2

Description:      Newer wood frame 2 story motel. Average quality construction, fairly basic room furnishings. Amenities include indoor pool and spa. Good location near freeway interchange, but no direct freeway visibility. Improvements in good condition at time of sale.

Income Data:      Room rates at time of sale $45.00 single $60.00 double in
winter; $52.00 single $65.00 double summer. 1994 occupancy 68%, at estimated A/DR of about $49.00.

Document Price:   $2,800,000    Analysis Price: $2,800,000

Date:             06-05-95    Document No: 950606-0103

Buyer:            Mahalaxmi, Inc.

Seller:           Sita Ram LLC.

Source:           James Brown & Assoc. (503) 363-5864

Sales Data:       Sold shortly after achieving stabilized occupancy in 1995.
Purchased by owner-operator.

Per Room:         $48,276    Per sf GBA: $83.92

Cap. Rate:        11.4%    EGIM: 3.95

Remarks:

                         Hotel Sale Comparison Number: 4

Name:             Best Western Tumwater - 5188 Capitol Blvd

City:             Tumwater    County: Thurston    State: WA

Location:         Located on the east side of Interstate-5 about two miles south of the Olympia CBD.

Legal Desc:       Thurston Co APN 0908005300 and personal property account no.
990017339

Rooms:            89    Gross SF Area: 42,900

Age:              1992    Stories: 2

Description:      Z-shaped, 2-story, wood frame, limited service lodging
facility. There are 63 singles, 20 doubles, and 3 handicapped rooms and three suites. The rooms have an average area of about 341sf. Amenities include a meeting room, fairly large lobby, exercise room and spa, and laundry areas. Interior entrance configuration. Parking is provided for 85 vehicles. The site is 85,378sf.

Income Data:      Reported 65% occupancy at ADR of $58 in year prior to sale.
RevPar calculated at $37.70.

Document Price:   $5,050,000    Analysis Price: $5,150,000

Date:             06-30-98    Document No: 2605370

Buyer:            Yim Sang Kil/Chan Sook

Seller:           Bill An

Source:           Bill An

Sales Data:       The property was not marketed for sale when the owner was
approached by the purchaser. All cash sale. At the time of sale, the property had a reported 65% occupancy rate over the prior year and an average daily rate of $58, indicating RevPar of $37.70. Following Cap. Rate based on assumed 5% growth and 60% Expense ratio.

Per Room:         $57,865    Per sf GBA: $120.05

Cap. Rate:        10.0%    EGIM: 4.21

Remarks:

                         Hotel Sale Comparison Number: 5

Name:             Best Western Landmark Hotel - 4300 200th St. SW

City:             Lynnwood    County: King    State: WA

Location:         1 block west of I-5 at 44th St freeway interchange in Lynnwood

Legal Desc:       APN #3726-007-021-0601, 022-0105, 023-0005

Rooms:            103    Gross SF Area: 54,144

Age:              1977    Stories: 5

Description:      5 story concrete hotel with interior entrance configuration.
Also includes restaurant, lounge, extensive meeting space. Guest rooms in average condition at time of sale.

Income Data:      1996 A/DR $60.48 at 66.4% occupancy. Total 1996 revenue
$1,646,000, reported NOI including 3.5% management fee prior to reserves was $726,890.

Document Price:   $7,200,000    Analysis Price: $5,450,000

Date:             07-17-97    Document No: 97071-70338

Buyer:            Sunstone Hotel Investors

Seller:           Markland Hotel Inc.

Source:           Craig Schaefer, seller

Sales Data:       Buyer intends to demolish 20,000sf of meeting space (excluded from GBA), which will result in about 3.4 acres of excess land on site. Buyer intends to construct 150 room Courtyard by Marriott Hotel, and placed a value on this site of $2,000,000.
                  After consideration of demolition costs we have estimated current contributory value of $1,750,000, which is the equivalent of about $12.00/sf of land area, or $11,666/room.

Per Room:         $52,913    Per sf GBA: $100.66

Cap. Rate:        10.1%    EGIM: 3.5

Remarks:          Restaurant and lounge had not been profitable historically, and were shut down subsequent to transaction. Estimate of achievable NOI after removal of meeting space is $656,890, which results in capitalization rate after exclusion of contributory land value of 12.1%.


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
                            PORTLAND AREA DESCRIPTION


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
                                   [Area Map]


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
Between 1996 and 1997, population increased at a rate of 1.9 percent from 1,746,800 in 1996 to 1,779,200 in 1997. The following chart tabulates population for the Portland PMSA and Oregon as of 1980, 1990, 1997, and the projected population for the year 2000.

                        [Portland PMSA Population-chart]


                         [Median Household Income-chart]


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
                     Portland Metropolitan Area Description

The subject property is located within the Portland Metropolitan Area. This Metropolitan Area is comprised of five counties centered around the Portland, Oregon, Central Business District (CBD). The Columbia River separates the states of Washington and Oregon, and separates Clark County from the rest of the metropolitan area. The population history of the six counties making up the Metropolitan Area is summarized on the facing page. This table indicates a 69.2% population increase between 1980 and 1990, and a further 32.2% increase between 1990 and 1997. Population is forecast to increase a further 18.7% in the next five years. These exceptional and sustained growth levels have largely fueled this rapidly expanding economy.

Multnomah County (where Portland is located) has experienced relatively little population growth, whereas the other four suburban Portland counties have experienced substantial population growth. The local and national recession in the early 1980s resulted in essentially flat population figures from 1980 to 1983. In the mid-1980s, the metropolitan population began to grow once more, with the growth rate accelerating at the end of the decade. Since 1990, this area has continued to show strong growth figures, with an increase of about 6.0% from 19901992, and a further 6.7% from 1992-1995. The majority of this growth occurred in the outlying areas, with Clark County and Washington County experiencing the majority of the increases. This represents in large part the expansion of suburban communities located within reasonable commuting times from the major employment centers.

The Portland area has also experienced significant increases in median household income. Please refer to the table on the facing page, which indicates an average income in 1990 of $31,067 per family. This increased to about $41,058 in 1997, a 32% rise over seven years, and 11% above the national average. Median household income is forecast to increase an additional 19% in the next five years, indicating continuing economic growth.

Metropolitan Area Employment

The Portland/Vancouver PMSA is comprised of five Oregon counties of Clackamas, Columbia, Multnomah, Washington, and Yamhill in Oregon and Clark in Washington. From 1995 to 1996, jobs in the combined areas increased 30,600, and an additional 38,400 from 1996 to 1997. Job growth has averaged 4.5% for the last three years. Employment growth is forecast to be a more modest 2% to 2.5% during 1998.

The unemployment rate for the Portland/Vancouver PMSA is as of November 1998 is 4.3%, .2% above the national average. This compares to the Portland/Vancouver PMSA as of November 1997 was 3.9%. This compares with the state of Oregon at 5.4%, which is consistent with the historical trend of lower unemployment in Portland relative to Oregon averages.

At the end of this section is a list of the Portland Metro Area Top 25 Employers. Portland has a relatively diversified economy, with no single employment sector dominating the


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
local economy. Services and miscellaneous and Wholesale and retail trade make up over half of the jobs in the Portland Metropolitan area. Natural resources (including lumber, other wood


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
                 [Population & Income - Population Trends Chart]

                       [Population and Income-chart cont.]


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
products, and metals) have historically played an important part in Portland's economy, but have been in decline over the past decade. This has been replaced to a great extent by an increase in manufacturing, particularly in the high-tech sector. The majority of this growth has occurred in the areas surrounding Beaverton and Hillsboro, with large companies such as Nike, Tektronix, and Intel located here, along with an increasing number of other high-tech and spinoff companies. Over the past decade Portland has seen a large growth in the High Technology section of employment. As of July 1998 Portland reported over 61,000 High Tech jobs in the Metropolitan area. There has been a 55% increase in High Tech Jobs since 1990. More than 1,200 high-tech companies are located in the Portland PMSA. Companies have been attracted to the area by the relatively clean "livability" of Portland, the proximity to recreation, fairly low wages, and educated workforce.

Other sectors which have shown strong growth include service industries, construction, finance, and international trade. The Port of Portland is one of the largest shipping port on the West Coast, and has seen relatively rapid expansion of this sector over the past decade.

Summary

The Portland/Vancouver PMSA includes about 1.85 million residents, and is by far the largest metropolitan area in Oregon. After a period of stagnation in the early 1980's, Portland has experienced substantial economic growth, median income growth, and population increases. As with many cities, the local economy has gradually shifted away from reliance on resource-based industries, and is now relatively diversified. High-technology firms have an expanding presence in this area, and are attracted by the quality of life and of the workforce. This trend should continue, as should increases in other sectors such as trade, services, and tourism. We would expect continued net in-migration to the Portland area, and continued moderate economic expansion in the future.


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
Research Update

Trends and News

[Sidebar]

A Biannual Publication of the Portland Oregon Visitors Association

FA report released in June by CIC Research and Dean Runyen Associates indicates that the economic impact of the Oregon Convention Center (OCC) fell in 1997 to $312 million, down 17 percent from 1996. The decrease in economic impact - which occurred despite a rise in attendance and a high occupancy rate - can be attributed to the types of groups using the facility for their events. As space limitations force many national and regional conventions and trade shows - events that produce the highest per capita impact on the region - to seek roomier exhibition hails, smaller meetings and community events are filling the void. "The major national, regional and international groups that once booked the OCC have grown and are looking for larger venues to hold their events," said Michael C. Smith. POVA's vice president of sales. "Our inability at this time to grow with these groups lost us more than $35 million worth of business for 1998 alone - $236 million since I990. This has created a need to book the center more often with smaller statewide meetings and locally oriented consumer shows." A plan to expand OCC by an additional 180,000 square feet of exhibit, meeting and ballroom space could substantially boost revenues generated by the center. Added space would allow the facility to book the larger international, national and regional meetings that provide the biggest economic return for the meeting; additional space would also enable OCC to host two smaller meetings at the same time. The funding mechanism to pay for the expansion will be offered to area voters on the November ballot (Ballot Measure 26-69).

For the first six months of !998, PKF Consulting reports a 7.2 percent decline in occupancy rates for downtown Portland hotels and a 4.1 percent decline for suburban properties. In its June issue of Trends in the Hotel Industry, PKF writes: "The first six months of 1998 brought decreases in room occupancy to many of the markets analyzed in this report. caused primarily by the opening of new hotels and motels. Most of these new additions to supply are limited service or extended stay properties which entered the markets during 1997 and early 1998. While lodging demand generally continued to increase, the stronger increases in supply caused statewide over-all occupancy to decrease by 0.6 percent in Washington, and by 4.6 percent in Oregon. Boise, Idaho average occupancy decreased by 3.1 percent as compared to the same six-month period in 1997,"

in the July 28 issue of Travel Industry Indicators, Miami-based analyst James V. Cammisa. Jr, reports that domestic trip volume rose an estimated 2.4 percent in the first six months of the year. "Disappointment exists among many who had anticipated better industry performance, particularly in a period of economic boom." Cammisa writes. "But it should be kept in mind that the gains in 1998 follow three consecutive years of increases. Over the 1995-97 period. domestic trip volume increased by an estimated


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
10.3 percent: international. 14.8 percent. Another factor is that while in a strong economy consumers may have more money to spend for travel, their leisure time does not increase proportionately. Much of the gains must therefore come from per trip spending increases."

The August issue of Smith Travel Research's Lodging' Outlook states that "the disparity between changes in supply and demand is expected to continue through the balance of 1998 and. therefore, room occupancy for the year is expected to be below the level of 1997." Among the other analysis provided by Smith Travel
Research: "Room occupancy is expected to continue to decline and we expect some operators to have ' difficulty obtaining higher rates. No wide-spread discounting is expected yet, but there are a great many new hotels in the pipeline that will come on stream in the next few years. The strategies needed to survive and grow in the months ahead will be severely tested."

The August issue of Association Meetings features the publication's annual "Trend Report." which announces the results of the magazine's survey of subscribers, who include trade and association executives. The report states that "nearly half of the respondents reported an increase in attendance at their largest annual event" and that "47.8 percent said their trade show square footage had increased in i997." Among the other findings: Albuquerque was the most popular "second-tier" city that readers were considering or had booked for an upcoming meeting. Other second-tier cities mentioned by respondents included Charlotte, Cincinnati, Cleveland. Minneapolis. San Diego and Washington, D.C.

According to the Travel Industry Association of America (TIA), weekend trips by Americans increased by 70 percent between i986 and 1996 and now account for more than half of all U.S. travel. By comparison, non-weekend travel increased by only 15 percent during the same period. TIA also reports that six million Travelers booked trips online in 1997 and the percentage of travelers who use on-line services and/or the Internet for travel plans or reservations increased from 11 percent in t996 to 28 percent in 1997.

A recent study completed for the Portland Oregon Visitors .Association by Dean Runyen Associates provides new estimates of visitor spending in the Tri-county area. The study compares the average annual expenditures of four groups: out-of-state business travelers, out-of-state leisure travelers, in-state business travelers and in-state leisure travelers. The study estimates that out-of-state business travelers account for 28 percent of all spending and 24 percent of all trips: out-of-state leisure travelers account for 61 percent of all spending and 58 percent of all rips: in-state business travelers account for 5 percent of all spending and 6 percent of all trips: and in-state leisure travelers account for 6 percent of all spending and 13 percent of all trips. (Leisure travel is defined as vacation or pleasure travel and visits with friends and relatives. Business travel is defined as travel for the primary purpose of attending business meetings, conferences and conventions, as well as travel that is combined with pleasure or visits with friends and relatives.) The study excluded air fares and daytrips.


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
A new aviation pact between the United States and Japan will nearly double the number of flights linking Portland and Japan. Delta Air Lines' new Portland-based nonstop flights to Fukuoka will begin Oct. 29, 1998; nonstop flights to Osaka will begin June 1, 1999. Once the new routes are opened. Portland will offer more nonstop flights to more cities in Japan than any other U.S. mainland city.


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
                         [The Convention Market - Chart]


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
                          [Visitor Indicators - Chart]


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
                        [Visitor Indicators- chart cont.]

                                [Lodging - chart]

                            [Lodging - chart - cont.]

                            [Lodging - chart - cont.]

                    [Portland International Airport - chart]

                    [APPRAISERS' EXPERIENCE & QUALIFICATIONS]


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
                                 McKee & Schalka

               REAL ESTATE APPRAISAL SERVICES & CONSULTANTS, INC.

             701 Fifth Avenue, Suite 6750, Seattle, Washington 98104

                   Telephone (206) 343-8909 Fax (206) 386-5777



                           EXPERIENCE & QUALIFICATIONS

                               E. BATES McKEE, MAI

Mr. McKee graduated from the Massachusetts Institute of Technology in Cambridge, Massachusetts, in 1979. He received a Bachelor of Science Degree in Geology, with a Minor in Writing. He additionally completed the O-Degree program in Geology at Edinburgh University, Scotland, in 1978.

Mr. McKee received the MAI (Member of Appraisal Institute designation in 1988. Mr. McKee founded the firm of McKee & Schalka in 1990. McKee & Schalka is a comprehensive commercial appraisal company currently employing ten professional appraisers. Mr. McKee previously joined the Seattle office of Shorett & Riely as a commercial appraiser in 1984. In 1989 he co-founded and managed the Shorett & Riely office in Bellevue, Washington.

Mr. McKee was previously employed as a Geologist with Roger Lowe Associates, Bellevue, Washington, from 1979 to 1980. His work included site evaluation of geologic and hydrologic conditions and hazards, economic feasibility analysis, and construction inspection. Mr. McKee was employed as an investment manager and analyst from 1981 to 1983. During this time he authored Optival, a computer program for analyzing stock options. Mr. McKee was subsequently employed as an investment software designer with Expert Systems, Inc., Redmond, Washington, in 1983. This position entailed design of software for analysis of real estate, stocks, bonds, options, annuities and insurance.

Mr. McKee is a Certified General Real Estate Appraiser (Washington State Certificate No. 270-11 MCKE-EE-B443RF). Mr. McKee has also completed the requirements of the continuing education program of the Appraisal Institute. In his appraisal experience, Mr. McKee has appraised and analyzed a wide variety of commercial property types, and provided critical consultation and litigation services to a diversified range of clients.


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